1735Market Street, 51st Floor	Justin P. Klein
Philadelphia, PA 19103-7599	Direct: 215.864.8606
TEL 215.665.8500	Fax: 215.864.8999
FAX 215.864.8999	kleinj@ballardspahr.com
www.ballardspahr.com

June 21, 2012

EDGAR Correspondence

Peggy Kim, Esq.
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	USA Technologies, Inc.
Definitive Additional Materials filed on Schedule 14A
Filed on June 18, 2012
File No. 1-33365

Dear Ms. Kim:

On behalf of USA Technologies, Inc. (the “Company”), this letter responds to the comments set forth in your letter to me dated June 19, 2012 regarding the Company’s filing listed above.  For your convenience, we have restated the Staff’s comments and have provided the Company’s responses below such comments:

Definitive Additional Materials

1.
We note your use of Adjusted EBITDA, a non-GAAP measure.  In future filings, please present with equal or greater prominence the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.  Refer to Item 10(e)(1)(i) of Regulation S-K.  In this regard, we note that you have included the GAAP reconciliation as an endnote to the disclosure.  In addition, in future filings, please refrain from the extensive use of footnotes and endnotes in your soliciting material.

RESPONSE:

In future filings, the Company will present with equal or greater prominence the most directly comparable financial measure or measures calculated in accordance with GAAP, and will refrain from extensive use of footnotes and endnotes in its soliciting material.

Atlanta | Baltimore | Bethesda | Denver | Las Vegas | Los Angeles | New Jersey | Philadelphia | Phoenix | Salt Lake City | San Diego | Washington, DC | Wilmington | www.ballardspahr.com

Peggy Kim, Esquire
June 21, 2012

2.
Please avoid issuing statements in your soliciting materials that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  Please revise to disclose the specific statements by Mr. Tirpak that you believe are false and misleading, and then disclose the factual foundation for your assertions that the statements are false or misleading or delete your statements in future solicitations.  In this regard, note that the factual foundation for such assertions must be reasonable.  Refer to Rule 14a-9. We note the following statements:

●	“It is our strong belief that Tirpak’s false and misleading statements underscore a marked lack of integrity and understanding of USAT’s Business;”
●	“Tirpak’s characterization of the financial prospects of USAT’s service model are grossly false and misleading;”
●	“Tirpak’s assertions about Jumpstart are pure fabrication;”
●	“Tirpak’s statement that USAT does not make money on transactions is false;”
●	“Tirpak makes false claims about USAT’s hardware;”
●	“By making these and other reckless representations, we believe that Tirpak has harmed the goodwill of our business, and jeopardized valuable USAT customer and partner relationships;” and
●	“Given Brad Tirpak’s history of misrepresentations and value destruction, false and misleading statements, lack of integrity and utter failure to understand USAT’s business....”

RESPONSE:

In response to the Staff’s comment, the Company has filed additional definitive solicitation material on Schedule 14A to disclose the specific statements by Mr. Tirpak that it believes are false and misleading, and the factual foundation for the Company's assertions that the statements are false and misleading.  The Company also confirms that it will avoid issuing statements in its soliciting materials that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.

In connection with the responses above, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Peggy Kim, Esquire
June 21, 2012

Please direct any questions to me at (215) 864-8606 or to Gerald Guarcini at (215) 864-8625.

Sincerely,

/s/ Justin P. Klein
Justin P. Klein